SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 12)*

THE NEWS CORPORATION LIMITED

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

652487604 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons Cruden Investments Australia Pty. Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person with	5 Sole Voting Power -0- 6 Shared Voting Power 609,997,069 7 Sole Dispositive Power -0- 8 Shared Dispositive Power 609,997,069

9	Aggregate Amount Beneficially Owned by Each Reporting Person 609,997,069 (of which 319,588,002 are owned directly by Telegraph Investment Australia Pty. Ltd.)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 29.1% (including approximately 15.2% owned by Telegraph Investment Australia Pty. Ltd. – See Item 4)
12	Type of Reporting Person CO

1	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons Kayarem Australia Pty. Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person with	5 Sole Voting Power -0- 6 Shared Voting Power 627,443,403 7 Sole Dispositive Power -0- 8 Shared Dispositive Power 627,443,403

9

Aggregate Amount Beneficially Owned by Each Reporting Person

            627,443,403 (of which 290,409,067 are owned directly by Cruden Investments Australia Pty.         Ltd. and 319,588,002 are owned directly by Telegraph Investment Australia Pty. Ltd., its         indirect subsidiary)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 29.9% - See Item 4
12	Type of Reporting Person CO

1	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons Telegraph Investment Australia Pty. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person with	5 Sole Voting Power -0- 6 Shared Voting Power 319,588,002 7 Sole Dispositive Power -0- 8 Shared Dispositive Power 319,588,002

9	Aggregate Amount Beneficially Owned by Each Reporting Person 319,588,002
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 15.2% - See Item 4
12	Type of Reporting Person CO

1	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons AE Harris Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person with	5 Sole Voting Power -0- 6 Shared Voting Power 627,443,403 7 Sole Dispositive Power -0- 8 Shared Dispositive Power 627,443,403

9

Aggregate Amount Beneficially Owned by Each Reporting Person

            627,443,403 (of which 290,409,067 are owned directly by Cruden Investments Australia Pty.         Ltd., 17,446,334 are owned directly by Kayarem Australia Pty. Ltd., and 319,588,002 are         owned directly by Telegraph Investment Australia Pty. Ltd.)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 29.9% - See Item 4
12	Type of Reporting Person OO

1	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons Secure Nominees Pty. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person with	5 Sole Voting Power -0- 6 Shared Voting Power 627,443,403 7 Sole Dispositive Power -0- 8 Shared Dispositive Power 627,443,403

9

Aggregate Amount Beneficially Owned by Each Reporting Person

            627,443,403 (of which 290,409,067 are owned directly by Cruden Investments Australia Pty.         Ltd., 17,446,334 are owned directly by Kayarem Australia Pty. Ltd., and 319,588,002 are         owned directly by Telegraph Investment Australia Pty. Ltd.)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 29.9% - See Item 4
12	Type of Reporting Person CO

1	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons Safeguard Nominees Pty. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person with	5 Sole Voting Power -0- 6 Shared Voting Power 627,443,403 7 Sole Dispositive Power -0- 8 Shared Dispositive Power 627,443,403

9

Aggregate Amount Beneficially Owned by Each Reporting Person

            627,443,403 (of which 290,409,067 are owned directly by Cruden Investments Australia Pty.         Ltd., 17,446,334 are owned directly by Kayarem Australia Pty. Ltd., and 319,588,002 are         owned directly by Telegraph Investment Australia Pty. Ltd.)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 29.9% - See Item 4
12	Type of Reporting Person CO

1	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons K. Rupert Murdoch
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	5 Sole Voting Power 8,653 6 Shared Voting Power 627,443,403 7 Sole Dispositive Power 8,653 8 Shared Dispositive Power 627,443,403

9

Aggregate Amount Beneficially Owned by Each Reporting Person

            627,452,056 (of which 290,409,067 are owned directly by Cruden Investments Australia Pty.         Ltd., 17,446,334 are owned directly by Kayarem Australia Pty. Ltd., and 319,588,002 are         owned directly by Telegraph Investment Australia Pty. Ltd.)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 29.9% - See Item 4
12	Type of Reporting Person IN

This statement relates to the beneficial ownership of securities of The News Corporation Limited (the “Company”) by Cruden Investments Australia Pty. Limited (“Cruden Investments”), Kayarem Australia Pty. Ltd. (“Kayarem”), Telegraph Investment Australia Pty. Ltd. (“Telegraph”), AE Harris Trust (“Harris Trust”), the trustees of Harris Trust (Secure Nominees Pty. Ltd. (“Secure”) and Safeguard Nominees Pty. Ltd. (“Safeguard”)) and by K. Rupert Murdoch, and further amends and restates the previously filed statements on Schedule 13G.

This statement is filed to reflect the names of certain corporate and trust entities previously disclosed in Amendment No. 11 to this Schedule 13G.

Item 1	(a).	Name of Issuer: The News Corporation Limited (the “Company”)

	(b).	Address of Issuer’s Principal Executive Offices: 2 Holt Street Surry Hills, NSW 2010 Australia

Item 2	(a).

Name of Person Filing:

Cruden Investments Australia Pty. Limited

Kayarem Australia Pty. Ltd.

Telegraph Investment Australia Pty. Ltd.

AE Harris Trust

Secure Nominees Pty. Ltd.

Safeguard Nominees Pty. Ltd.

K. Rupert Murdoch

(b).

Address of Principal Office, or, if None, Residence:

Cruden Investments Australia Pty. Limited

Level 2

306 Little Collins Street

GPO Box 4437 QQ

Melbourne VIC 3001

Kayarem Australia Pty. Ltd.

Level 2

306 Little Collins Street

GPO Box 4437 QQ

Melbourne VIC 3001

Telegraph Investment Australia Pty. Ltd.

Level 2

306 Little Collins Street

GPO Box 4437 QQ

Melbourne VIC 3001

AE Harris Trust

Level 6

Skygarden

77 Castlereagh Street

Sydney

NSW 2000

Australia

Secure Nominees Pty. Ltd.

Level 6

Skygarden

77 Castlereagh Street

Sydney

NSW 2000

Australia

Safeguard Nominees Pty. Ltd.

Level 6

Skygarden

77 Castlereagh Street

Sydney

NSW 2000

Australia

K. Rupert Murdoch

1211 Avenue of the Americas

New York, New York 10036

(c).

Citizenship:

Cruden Investments Australia Pty. Limited is incorporated under the laws of Australia.

Kayarem Australia Pty. Limited is incorporated under the laws of Australia.

Telegraph Investment Australia Pty. Ltd. is incorporated under the laws of Australia.

AE Harris Trust is formed under the laws of Australia.

Secure Nominees Pty. Ltd. is incorporated under the laws of Australia. Safeguard Nominees Pty. Ltd. is incorporated under the laws of Australia. Mr. Murdoch is a United States citizen.

	(d).	Title of Class of Securities: Ordinary Shares (“Shares”)

	(e).	CUSIP Number: 652487604

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership:

Cruden Investments

	(a)	Amount Beneficially Owned: 609,997,069 (of which 319,588,002 are owned by Telegraph, its indirect subsidiary)

	(b)	Percent of Class: 29.1% (including approximately 15.2% owned by Telegraph)

	(c)	Number of Shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 0

		(ii)	shared power to vote or to direct the vote: 609,997,069

		(iii)	sole power to dispose or to direct the disposition of: 0

		(iv)	shared power to dispose or to direct the disposition of: 609,997,069

Kayarem

	(a)	Amount Beneficially Owned: 627,443,403 (of which 290,409,067 are owned by Cruden Investments and 319,588,002 are owned by Telegraph, its indirect subsidiary)

	(b)	Percent of Class: 29.9% (including approximately 29.1% owned by Cruden Investments and 15.2% owned by Telegraph)

	(c)	Number of Shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 0

		(ii)	shared power to vote or to direct the vote: 627,443,403

		(iii)	sole power to dispose or to direct the disposition of: 0

		(iv)	shared power to dispose or to direct the disposition of: 627,443,403

Telegraph

(a)	Amount Beneficially Owned: 319,588,002

(b)	Percent of Class: 15.2%

(c)	Number of Shares as to which such person has:

	(i)	sole power to vote or to direct the vote: 0

	(ii)	shared power to vote or to direct the vote: 319,588,002

	(iii)	sole power to dispose or to direct the disposition of: 0

	(iv)	shared power to dispose or to direct the disposition of: 319,588,002

Harris Trust

(a)	Amount Beneficially Owned: 627,443,403

(b)	Percent of Class: 29.9% (including approximately 13.8% owned by Cruden Investments, 0.8% owned by Kayarem and 15.2% owned by Telegraph)

(c)	Number of Shares as to which such person has:

	(i)	sole power to vote or to direct the vote: 0

	(ii)	shared power to vote or to direct the vote: 627,443,403

	(iii)	sole power to dispose or to direct the disposition of: 0

	(iv)	shared power to dispose or to direct the disposition of: 627,443,403

Secure

(a)	Amount Beneficially Owned: 627,443,403

(b)	Percent of Class: 29.9% (including approximately 13.8% owned by Cruden Investments, 0.8% owned by Kayarem and 15.2% owned by Telegraph)

(c)	Number of Shares as to which such person has:

	(i)	sole power to vote or to direct the vote: 0

	(ii)	shared power to vote or to direct the vote: 627,443,403

	(iii)	sole power to dispose or to direct the disposition of: 0

	(iv)	shared power to dispose or to direct the disposition of: 627,443,403

Safeguard

(a)	Amount Beneficially Owned: 627,443,403

(b)	Percent of Class: 29.9% (including approximately 13.8% owned by Cruden Investments, 0.8% owned by Kayarem and 15.2% owned by Telegraph)

(c)	Number of Shares as to which such person has:

	(i)	sole power to vote or to direct the vote: 0

	(ii)	shared power to vote or to direct the vote: 627,443,403

	(iii)	sole power to dispose or to direct the disposition of: 0

	(iv)	shared power to dispose or to direct the disposition of: 627,443,403

K. Rupert Murdoch

(a)	Amount Beneficially Owned: 627,452,056

(b)	Percent of Class: 29.9% (including approximately 13.8% owned by Cruden Investments, 0.8% owned by Kayarem and 15.2% owned by Telegraph)

(c)	Number of Shares as to which such person has:

	(i)	sole power to vote or to direct the vote: 8,653

	(ii)	shared power to vote or to direct the vote: 627,443,403

	(iii)	sole power to dispose or to direct the disposition of: 8,653

	(iv)	shared power to dispose or to direct the disposition of: 627,443,403

As of November 3, 2004, Cruden Investments was the beneficial owner of 609,997,069 Shares, constituting approximately 29.1% of the total number of outstanding Shares at such date. Of the 609,997,069 Shares beneficially owned by Cruden Investments, 319,588,002 of such Shares are also beneficially owned by Telegraph. Telegraph shares with Cruden Investments the powers to vote and to dispose or direct the vote and disposition of such Shares. Cruden Investments is a private Australian investment company owned by K. Rupert Murdoch, members of his family and various corporations and trusts, the beneficiaries of which include Mr. Murdoch, members of his family and certain charities. Cruden Investments is an indirect, majority-owned subsidiary of Harris Trust and a direct, majority-owned subsidiary of Kayarem.

As of November 3, 2004, Kayarem was the beneficial owner of 627,443,403 Shares, constituting approximately 29.9% of the total number of outstanding Shares at such date. Of the 627,443,403 Shares beneficially owned, 290,409,067 of such Shares are beneficially owned by Cruden Investments and 319,588,002 of such Shares are also beneficially owned by Telegraph. Telegraph shares with Cruden Investments and Kayarem the powers to vote and to dispose or direct the vote and disposition of such Shares. Kayarem is a private Australian investment company owned by the Harris Trust.

As of November 3, 2004, Telegraph was the beneficial owner of 319,588,002 Shares, constituting approximately 15.2% of the total number of outstanding Shares at such date. Telegraph shares with Cruden Investments the powers to vote and to dispose or direct the vote and disposition of such 319,588,002 Shares. Telegraph is an indirect, majority-owned subsidiary of Cruden Investments and a direct, wholly-owned subsidiary of Queensland Press Pty. Limited.

As of November 3, 2004, Harris Trust was the beneficial owner of 627,443,403 Shares, constituting approximately 29.9% of the total number of outstanding Shares at such date. Of the 627,443,403 Shares beneficially owned by Harris Trust, 609,997,069 of such Shares are also beneficially owned by Cruden Investments (of which 319,588,002 Shares are also beneficially owned by Telegraph as described above) and 17,446,334 are also beneficially owned by Kayarem. Cruden Investments, Kayarem and Telegraph share with Harris Trust the powers to vote and to dispose or direct the vote and disposition of such Shares. Harris Trust is an Australian trust whose trustees are Secure and Safeguard. Kayarem is a direct, wholly-owned subsidiary of Harris Trust.

As of November 3, 2004, Secure was the beneficial owner of 627,443,403 Shares, constituting approximately 29.9% of the total number of outstanding Shares at such date. Of the 627,443,403 Shares beneficially owned by Secure, 609,997,069 of such Shares are also beneficially owned by Cruden Investments (of which 319,588,002 Shares are also beneficially owned by Telegraph as described above) and 17,446,334 are also beneficially owned by Kayarem. Cruden Investments, Kayarem and Telegraph share with Secure the powers to vote and to dispose or direct the vote and disposition of such Shares. Secure is an Australian company and acts as one of the two trustees of Harris Trust.

As of November 3, 2004, Safeguard was the beneficial owner of 627,443,403 Shares, constituting approximately 29.9% of the total number of outstanding Shares at such date. Of the 627,443,403 Shares beneficially owned by Safeguard, 609,997,069 of such Shares are also beneficially owned by Cruden Investments (of which 319,588,002 Shares are also beneficially owned by Telegraph as described above) and 17,446,334 are also beneficially owned by Kayarem. Cruden Investments, Kayarem and Telegraph share with Safeguard the powers to vote and to dispose or direct the vote and disposition of such Shares. Safeguard is an Australian company and a direct, wholly-owned subsidiary of Secure.

As of November 3, 2004, K. Rupert Murdoch was the beneficial owner of 627,452,056 Shares, constituting approximately 29.9% of the total number of outstanding Shares at such date. Of the 627,452,056 Shares beneficially owned by K. Rupert Murdoch, 609,997,069 of such Shares are also beneficially owned by Cruden Investments (of which 319,588,002 Shares are also beneficially owned by Telegraph as described above) and 17,446,334 are also beneficially owned by Kayarem. Cruden Investments, Kayarem and Telegraph share with K. Rupert Murdoch the powers to vote and to dispose or direct the vote and disposition of such Shares. As a result of Mr. Murdoch’s ownership, together with members of his family and various corporations and trusts, of Cruden Investments, as well as Mr. Murdoch’s ability to appoint certain members of the boards of directors of Secure and Safeguard, the two corporate trustees of the Harris Trust, Mr. Murdoch may be deemed the beneficial owner of the Shares beneficially owned by the Harris Trust. Mr. Murdoch, however, disclaims any beneficial ownership of such Shares.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.

Item 8.	Identification and Classification of Members of the Group: Not Applicable.

Item 9.	Notice of Dissolution of Group: Not Applicable.

Item 10.	Certification: Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2004
CRUDEN INVESTMENTS AUSTRALIA PTY. LIMITED

	By:	/s/ John Mannix
	Name:	John Mannix
	Title:	Director
Dated: November 3, 2004
TELEGRAPH INVESTMENT AUSTRALIA PTY. LTD.

	By:	/s/ Jeremy Harris
	Name:	Jeremy Harris
	Title:	Director
Dated: November 3, 2004
KAYAREM AUSTRALIA PTY. LTD.

	By:	/s/ John Mannix
	Name:	John Mannix
	Title:	Director
Dated: November 3, 2004
SECURE NOMINEES PTY. LIMITED as Trustee for the AE HARRIS TRUST

	By:	/s/ Arthur M. Siskind
	Name:	Arthur M. Siskind
	Title:	Director
Dated: November 3, 2004
SAFEGUARD NOMINEES PTY. LIMITED as Trustee for the AE HARRIS TRUST

	By:	/s/ Arthur M. Siskind
	Name:	Arthur M. Siskind
	Title:	Director

Dated: November 3, 2004
SECURE NOMINEES PTY. LIMITED

	By:	/s/ Arthur M. Siskind
	Name:	Arthur M. Siskind
	Title:	Director

Dated: November 3, 2004
SAFEGUARD NOMINEES PTY. LIMITED

	By:	/s/ Arthur M. Siskind
	Name:	Arthur M. Siskind
	Title:	Director

Dated: November 3, 2004
	Name:	*
K. Rupert Murdoch

*By:	/s/ Arthur M. Siskind
Arthur M. Siskind
Attorney-in-Fact